EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on First Mortgage Bonds	$40,602	$34,575	$17,756	$7,079	$279
Interest on Other Long-term Debt	25,878	27,365	32,762	45,658	52,301
Interest on Short-term Debt	2,412	4,914	3,244	660	799
Miscellaneous Interest Charges	14,205	3,755	2,585	2,673	5,864
Estimated Interest Element in Lease Rentals	5,300	4,800	3,500	2,700	2,500
Total Fixed Charges	$88,397	$75,409	$59,847	$58,770	$61,743

EARNINGS
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$120,202	$191,900	$181,173	$173,147	$140,258
Plus Federal Income Taxes	116,590	94,148	93,484	78,391	67,426
Plus State Income Taxes	136	8,811	17,519	(4,729)	245
Plus Fixed Charges (as above)	88,397	75,409	59,847	58,770	61,743
Total Earnings	$325,325	$370,268	$352,023	$305,579	$269,672

Ratio of Earnings to Fixed Charges	3.68	4.91	5.88	5.19	4.36